FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Director/PDMR Shareholding dated 1 June 2007
Exhibit No. 2   - Treasury Stock dated 4 June 2007
Exhibit No. 3   - Treasury Stock dated 12 June 2007
Exhibit No. 4   - Director/PDMR Shareholding dated 18 June 2007
Exhibit No. 5   - Director Declaration dated 20 June 2007
Exhibit No. 6   - Treasury Stock dated 20 June 2007

Exhibit No. 1

June 1, 2007

Dear Sirs

HANSON PLC - DIRECTORS' / PDMRS' SHARE INTERESTS

1.   I have today been notified by the following PDMRs of Hanson PLC that, on
     June 1, 2007, they exercised options over Hanson ordinary shares under the
     Hanson UK HM Revenue and Customs approved Sharesave Scheme, as detailed below, and retained all the shares arising.

     Name                    PDMR                  Number of shares  Grant date                  Exercise price
                                                   under option

     P J O'Shea              PDMR                  2,873             April 16, 2004              328p
     D J Szymanski           PDMR                  1,724             April 16, 2004              328p

2.   The above named PDMRs were among approximately 780 employees who exercised options over approximately 585,000 ordinary shares in total granted on
     April 16, 2004 at an exercise price of 328p per share.

This announcement is intended to satisfy Hanson PLC's obligation under the Rule
3.1.4R(1) of the FSA's Disclosure and Transparency Rules.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

June 4, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 407,039 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on June
4, 2007 to participants in the Hanson Sharesave Scheme following a maturity on
June 1, 2007, the issued share capital of Hanson is 736,968,849 shares, of which
22,769,075 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,199,774.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

June 12, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 23,614 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on June
12, 2007 to participants in the Hanson Sharesave Scheme following exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which
22,745,461 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,223,388.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 4

June 18, 2007

Dear Sirs

HANSON PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("pdmr") OR CONNECTED PERSONS

I have today been notified by J R Read, a PDMR of the Company, that he has transferred 18,538 Hanson ordinary shares to his wife, Mrs H M M Read.  Mr Read retains a beneficial interest in the shares.

This announcement is intended to satisfy obligations under Rule 3.1.4R (1) of the FSA's Transparency and Disclosure Rules.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 5

Hanson PLC

June 20, 2007

Dear Sirs

Hanson PLC - Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing
Rules, Hanson PLC ("Hanson") announces that A J Murray, Chief Executive of
Hanson, will be appointed as a Non-executive Director of International Power PLC with effect from July 1, 2007.

There have been no other changes to the information set out in LR 9.6.13R (2) to
LR 9.6.13R (6) in respect of Mr Murray.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 6

June 20, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 4,744 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on June
20, 2007 to participants in the Hanson Sharesave Scheme following exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which
22,740,717 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,228,132.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 2, 2007